

July 27, 2015

Via E-mail
Raymond J. Quinlan
Executive Chairman and Chief Executive Officer
SLM Corporation
300 Continental Drive
Newark, DE 19713

  Re: SLM Corporation
     Form 10-K for the Fiscal Year Ended December 31, 2014
     Filed February 26, 2015
     File No. 001-13251

Dear Mr. Quinlan:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Stephanie Ciboroski

        Stephanie Ciboroski
        Senior Assistant Chief Accountant